

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 8, 2006

Mr. Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Quarters ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-26025**

Dear Mr. Hardy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant